ALLIED HEALTHCARE INTERNATIONAL INC.
245 Park Avenue
New York, New York 10167
June 3, 2011
VIA EDGAR AND VIA FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn.: John Reynolds

Re:	Allied Healthcare International Inc. Form 10-K for Fiscal Year Ended September 30, 2010 Filed December 14, 2010 File No. 001-11570
Dear Mr. Reynolds:
We are writing this letter in order to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. The comment is set forth in the letter, dated June 1, 2011, from the Staff to Allied Healthcare International Inc. (the “Company”). We have recited the comment of the Staff set forth in its June 1, 2011 letter and followed the comment by our response.
Form 10-K for Fiscal Year Ended September 30, 2010
Directors, Executive Officers and Corporate Governance, page 53
1.	Please confirm that in future filings you will provide the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that Alexander (Sandy) Young should serve as a director for the company. Please provide us with the disclosure you propose to include in future filings with respect to the Item 401(e) disclosure regarding Alexander Young.
In future filings, the Company will include disclosure similar to the following at the end of Mr. Young’s biography: “As chief executive officer of our company, Mr. Young has a breadth of knowledge regarding all aspects of our business.”
This disclosure is the same disclosure that is included in Mr. Young’s biography in the Company’s proxy statement for its 2011 annual meeting of shareholders that was filed with the Commission on May 3, 2011.

United States Securities and Exchange Commission
June 3, 2011

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
Please direct any questions or comments concerning this letter to the undersigned at phone number (011) (44) 1785 810640 or to the Company’s outside counsel, Leslie J. Levinson, at phone number (212) 912-2772.

Very truly yours,
/s/ Paul Weston
Chief Financial Officer

cc:	Erin R. Wilson (via email) Leslie J. Levinson